ENERGAS RESOURCES, INC.

                            800 Northeast 63rd Street
                             Oklahoma City, Oklahoma
                                 (405) 879-1752


                                  July 14, 2006


Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Energas Resources, Inc.
            Form SB-2
            SEC File No. 333-119075


     Energas Resources, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to July 14, 2006, 5:00 p.m. Eastern time, or as soon as practicable thereafter.

      The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                     Very Truly Yours,


                                     /s/ George G. Shaw
                                     --------------------------------
                                     George G.  Shaw, President